                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                           MARLTON TECHNOLOGIES, INC.
                              (Name of the Issuer)

                           MARLTON TECHNOLOGIES, INC.
                       (Name of Persons Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    571263102
                      (CUSIP Number of Class of Securities)

     Alan I. Goldberg, Esq.                     Robert B. Murphy, Esq.
     Marlton Technologies, Inc.                 Pepper Hamilton LLP
     2828 Charter Road                          600 Fourteenth Street, N.W.
     Philadelphia, PA 19154                     Washington, D.C. 20005-2004
     (215) 676 - 6900                           (202) 220-1200
   -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
                $1,562,500                            $183.91

          Transaction Valuation*               Amount of Filing Fee

--------------------------------------------------------------------------------
-----------------------------

*    The amount of the filing fee, calculated in accordance with Exchange Act
Rule 0-11, equals 1/50 of one percent of the value of the securities to be purchased.

[x]  Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $183.91

Form or Registration No.: Schedule 14A

Filing Party: Marlton Technologies, Inc.

Date Filed: September 28, 2005

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS
UNLAWFUL AND A CRIMINAL OFFENSE.

                                     - 2 -

                                  INTRODUCTION

                  Marlton Technologies, Inc., a Pennsylvania Corporation,
("Marlton" or the "Company") is filing this Amendment No. 1 to Rule 13e-3
Transaction Statement on Schedule 13E-3 with the Securities and Exchange
Commission (the "SEC") under Section 13(e) of the Securities Exchange Act of
1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder.
Marlton has scheduled a Special Meeting of Marlton Shareholders (the "Special
Meeting") for December 19, 2005 for the purpose of seeking shareholder approval to effect a 1 for 5,000 reverse stock split of the Marlton's Common Stock.
Shareholders who own fewer than 5,000 shares on the effective date of the reverse stock split will receive a cash payment in exchange for the cancellation of their shares. Shareholders holding more than 5,000 shares on the effective date will remain Marlton shareholders holding whole shares and will receive cash in lieu of any fractional shares.

                  The reverse stock split represents the first step in the
Marlton's plan to terminate its public reporting obligations under the Exchange
Act. Following the reverse stock split, Marlton will possess fewer than 300 shareholders of record and would consequently be eligible to deregister its
Common Stock from under the Exchange Act.

                  Marlton has filed with the SEC a preliminary proxy statement
(the "Proxy Statement"), including exhibits, pursuant to Regulation 14A under the Exchange Act, which will notify Marlton shareholders of the Special Meeting.

                  The cross reference below is being supplied pursuant to
General Instruction F to Schedule 13E-3 and shows the location in the Proxy
Statement of the information required to be included in response to the items of this Amendment No. 1 to Schedule 13E-3. The information set forth in the Proxy
Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 1 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Amendment No.
1 to Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

                                     - 3 -

Item 1.           SUMMARY TERM SHEET.

                  The information set forth in the sections of the Proxy
Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE
SPECIAL MEETING AND THE REVERSE SPLIT" is incorporated herein by reference.

Item 2.           SUBJECT COMPANY INFORMATION.

                  (a)      NAME AND ADDRESS.

                  The name of the subject company is Marlton Technologies, Inc.
Marlton is a Pennsylvania corporation with its principal executive office located at 2828 Charter Road, Philadelphia, Pennsylvania 19154, telephone number
(215) 676-6900.

                  (b)      SECURITIES.

                  The subject class of equity securities is Marlton's Common
Stock, without par value. Marlton counted 12,939,696 shares outstanding on
September 26, 2005.

                  (c)      TRADING MARKET AND PRICE.

                  The information set forth in the section of the Proxy
Statement entitled "Market Information for Our Common Stock" is incorporated herein by reference.

                  (d)      DIVIDENDS.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Dividend Policy" is incorporated herein by reference.

                  (e)      PRIOR PUBLIC OFFERINGS.

                  Marlton has made no underwritten public offering of the Common
Stock for cash during the past three years.

                  (f)      PRIOR STOCK PURCHASES.

                  None.

Item 3.           IDENTITY AND BACKGROUND OF FILING PERSONS.

                  (a)      NAME AND ADDRESS.

                  Marlton is the filing person and the subject company.
Marlton's address and telephone number are provided in Item 2(a) above.
Marlton's executive officers and directors are set forth below.

                                     - 4 -

                  Executive Officers

                  Robert B. Ginsburg    Chief Executive Officer and President
                  Alan I. Goldberg      General Counsel and Corporate Secretary
                  Stephen P. Rolf       Chief Financial Officer and Treasurer

                  Board of Directors

                  Jeffrey K. Harrow     Chairman of the Board of Directors
                  Scott J. Tarte        Vice Chairman of the Board of Directors
                  A.J. Agarwal          Director
                  Washburn Oberwager    Director
                  Richard Vague         Director

                  The address of each executive officer and director of Marlton is c/o Marlton Technologies, Inc., 2828 Charter Road, Philadelphia, Pennsylvania
19154.

                  (b)      BUSINESS AND BACKGROUND OF ENTITIES.

                  Not applicable.

                  (c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Directors and Executive Officers" is incorporated herein by reference.

Item 4.           TERMS OF THE TRANSACTION.

                  (a)      MATERIAL TERMS.

                  The information set forth in the sections of the Proxy
Statement entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE
SPECIAL MEETING AND THE REVERSE SPLIT" and "SPECIAL FACTORS" is incorporated herein by reference.

                  (c)      DIFFERENT TERMS.

                  The information set forth in the sections of the Proxy
Statement entitled "SPECIAL FACTORS - Effects on Shareholders with Fewer Than
5,000 Shares of Common Stock," "SPECIAL FACTORS - Effects on Shareholders with
5,000 or More Shares of Common Stock," "SPECIAL FACTORS - Fairness of the
Reverse Split" and "SPECIAL FACTORS - Federal Income Tax Consequences" is
incorporated herein by reference.

                  (d)      APPRAISAL RIGHTS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS -Appraisal and Dissenters' Rights" is
incorporated herein by reference.

                                     - 5 -

                  (e)      PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

                  The Company has made no provisions in connection with the
Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the
Company. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Split" is incorporated herein by reference.

                  (f)      ELIGIBILITY FOR LISTING OR TRADING.

                  The information set forth in the sections of the Proxy
Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS -Disadvantages of
the Proposal" is incorporated herein by reference.

Item 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a)      TRANSACTIONS.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Certain Relationships and Related Transactions
with Affiliates" is incorporated herein by reference.

                  (b)      SIGNIFICANT CORPORATE EVENTS.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Recent Developments" is incorporated herein by reference.

                  (c)      NEGOTIATIONS OR CONTACTS.

                  None.

                  (e)      AGREEMENTS INVOLVING THE SUBJECT COMPANY'S
                           SECURITIES.

                  The information set forth in the sections of the Proxy
Statement entitled "THE COMPANY - Certain Relationships and Related Transactions
with Affiliates" and "THE COMPANY - Stockholders' Agreement" is incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans or Proposals.

                  (b)      USE OF SECURITIES ACQUIRED.

                  The shares of Common Stock acquired in connection with the reverse stock split will be retired.

                  (c)      (1)-(8) PLANS.

                  The information set forth in the sections of the Proxy
Statement entitled "PROPOSAL NO.1 - TO EFFECT A REVERSE STOCK SPLIT," and
"SPECIAL FACTORS - Purpose and Advantages of the Reverse Split" is incorporated herein by reference.

                                     - 6 -

Item 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE
                  TRANSACTION.

                  (a)      PURPOSES.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Purpose and Advantages of the Reverse
Split" is incorporated herein by reference.

                  (b)      ALTERNATIVES.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Alternatives to the Reverse Split" is
incorporated herein by reference.

                  (c)      REASONS.

                  The information set forth in the sections of the Proxy
Statement entitled "PROPOSAL NO.1 - TO EFFECT A REVERSE STOCK SPLIT" and
"SPECIAL FACTORS - Purpose and Advantages of the Reverse Split" is incorporated herein by reference.

                  (d)      EFFECTS.

                  The information set forth in the sections of the Proxy
Statement entitled "SPECIAL FACTORS - Effects on Shareholders with Fewer Than
5,000 Shares of Common Stock," "SPECIAL FACTORS - Effects on Shareholders with
5,000 or More Shares of Common Stock," and "SPECIAL FACTORS - Federal Income Tax
Consequences" is incorporated herein by reference.

Item 8.           FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

                  (a)      FAIRNESS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Split" is
incorporated herein by reference.

                  (b)      FACTORS CONSIDERED IN DETERMINING FAIRNESS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is
incorporated herein by reference.

                  (c)      APPROVAL OF SECURITY HOLDER

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is
incorporated herein by reference.

                                     - 7 -

                  (d)      UNAFFILIATED REPRESENTATIVE.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is
incorporated herein by reference.

                  (e)      APPROVAL OF DIRECTORS.

                  The information set forth in the sections of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and
"SPECIAL FACTORS - Recommendation of the Board" is incorporated herein by reference.

                  (f)      OTHER OFFERS.

                  None.

Item 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a)      REPORT, OPINION OR APPRAISAL.

                  The information set forth in the sections of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and
"SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners LLC" is incorporated herein by reference.

                  (b)      PREPARER AND SUMMARY OF THE REPORT, OPINION OR
                           APPRAISAL.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners
LLC" is incorporated herein by reference.

                  (c)      AVAILABILITY OF DOCUMENTS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners
LLC" is incorporated herein by reference.

Item 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)      SOURCE OF FUNDS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of
Funds" is incorporated herein by reference.

                  (b)      CONDITIONS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of
Funds" is incorporated herein by reference.

                                     - 8 -

                  (c)      EXPENSES.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of
Funds" is incorporated herein by reference.

                  (d)      BORROWED FUNDS.

                  The information set forth in the section of the Proxy
Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of
Funds" is incorporated herein by reference.

Item 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)      SECURITIES OWNERSHIP.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Security Ownership of Certain Beneficial
Owners and Management" is incorporated herein by reference.

                  (b)      SECURITIES TRANSACTIONS.

                  None.

Item 12.          THE SOLICITATION OR RECOMMENDATION.

                  (d)      INTENT TO TENDER OR VOTE IN A GOING-PRIVATE
                           TRANSACTION.

                  The information set forth in the sections of the Proxy
Statement entitled "SUMMARY TERM SHEET", "SPECIAL FACTORS - Fairness of the
Reverse Stock Split" and "SPECIAL FACTORS - Recommendation of the Board" is
incorporated herein by reference.

                  (e)      RECOMMENDATIONS OF OTHERS.

                  The information set forth in the sections of the Proxy
Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and
"SPECIAL FACTORS - Recommendation of the Board" is incorporated herein by reference.

Item 13.          FINANCIAL STATEMENTS.

                  (a)      FINANCIAL INFORMATION.

                  The information set forth in the section of the Proxy
Statement entitled "THE COMPANY - Financial Statements and Other Information" is
incorporated herein by reference.

                  (b)      PRO FORMA INFORMATION.

                  Not applicable.

                                     - 9 -

Item 14.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a)      SOLICITATIONS OR RECOMMENDATIONS.

                  The information set forth in the sections of the Proxy
Statement entitled "OTHER MATTERS - Proxy Solicitation" and "SPECIAL FACTORS -
Cost of the Transaction and Source of Funds" is incorporated herein by reference.

                  (b)      EMPLOYEES AND CORPORATE ASSETS.

                  The information set forth in the sections of the Proxy
Statement entitled "OTHER MATTERS - Proxy Solicitation" and "SPECIAL FACTORS -
Cost of the Transaction and Source of Funds" is incorporated herein by reference.

Item 15.          ADDITIONAL INFORMATION.

                  (b)      OTHER MATERIAL INFORMATION.

                  All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16.          EXHIBITS.

                  (a)      Preliminary Proxy Statement and Form of Proxy for the
                           Special Meeting of Shareholders of Marlton
                           Technologies, Inc*

                  (b)      (1)      Loan Facility with Bank of America, N.A.**

                           (2)      Commitment Letter Signed by Scott Tarte and
                                    Jeffrey Harrow attached as Exhibit A to this
                                    statement.

                  (c)      (1)      Fairness Opinion of Mufson Howe Hunter &
                                    Partners LLC*

                           (2)      Fairness Opinion Presentation by Mufson Howe
                                    Hunter & Partners LLC to the Marlton Special
                                    Committee attached as Exhibit B to this
                                    statement.

                  (d)      Stockholders' Agreement***

                  (f)      Not Applicable - Appraisal Rights Unavailable

                  (g)      None

                  * Incorporated herein by reference to Marlton's preliminary
Proxy Statement on Schedule 14A filed with the Securities and Exchange
Commission on September 28, 2005.

                  ** Incorporated herein by reference to Exhibit 10.40 of
Marlton's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.

                  *** Incorporated herein by reference to Exhibit 10.5 of
Marlton's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2001.

                                     - 10 -

                                    SIGNATURE

                  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  September 29, 2005

                                               MARLTON TECHNOLOGIES, INC.

                                               By:  /s/ Jeffrey K. Harrow
                                                   ---------------------------
                                                   Jeffrey K. Harrow

                                                   Chairman

                                     - 11 -

                                    EXHIBIT A

           Commitment Letter Signed by Scott Tarte and Jeffrey Harrow

                                     - 12 -

MARLTON
TECHNOLOGIES, INC.
[LOGO]

September 22, 2005

Board of Directors
Marlton Technologies, Inc.
2828 Charter Road
Philadelphia, PA 19154

Gentlemen:

     The Board of Directors of Marlton has been considering a reverse stock split of Marlton's Common Stock in order to relieve Marlton of the substantial and increasing expense of remaining a Securities and Exchange Commission reporting company.

     Marlton estimates that an aggregate of $1,600,000 would be paid to its shareholders to complete the reverse stock split if approved. Funding for the transaction is anticipated to be provided under Marlton's existing revolving credit facility, subject to the approval of the lender and availability under the borrowing formula. In the event that the credit facility is insufficient to fund these payments, the undersigned have agreed to loan sufficient funds to
Marlton to complete the reverse split, at the same interest rate and with the same security (although subordinated to Marlton's credit facility) as the credit facility and repayable as soon as Marlton has availability under its revolving credit facility borrowing formula.

                                                   Sincerely,

                                                   /s/ Jeffrey Harrow
                                                   -----------------------------
                                                   Jeffrey Harrow

                                                   /s/ Scott Tarte
                                                   -----------------------------
                                                   Scott Tarte

                                    - 13 -

                                    EXHIBIT B

    Fairness Opinion Presentation by Mufson Howe Hunter & Partners LLC to the
                           Marlton Special Committee

                                     - 14 -

Marlton Technologies, Inc.

Mufson Howe Hunter & Company LLC
INVESTMENT BANKERS FOR GROWTH

Special Committee Presentation

Fairness Opinion

September 19, 2005

Michael J. Mufson

Managing Director

215.399.5410

mmufson@mhhco.com

Michael J. Howe

Managing Director

215.399.5413

mhowe@mhhco.com

James T. Hunter

Managing Director

215.399.5404

jhunter@mhhco.com

Anthony Lopez-Ona

Director

215.399.5405

alopezona@mhhco.com

David C. Parke

Director

215.399.5409

dparke@mhhco.com

1600 Market Street, 16th Floor                 Philadelphia, PA 19103                   www.mhhco.com

Table of Contents

I.

Company Overview

II.

Proposal Review

III.

MHH Analyses and Valuation

IV.

Conclusion

1

I. Company Overview

Marlton Technologies Overview

Marlton Technologies, Inc. (AMEX: MTY)

2828 Charter Road, Philadelphia, PA 19154

Phone: 215.676.6900; Fax: 215.664.6900

www.sparksonline.com

Business Description:

Marlton Technologies, Inc. engages in the design, production, and sale of exhibits and environments for trade shows, museums, theme parks, themed interiors, arenas, corporate lobbies, and retail stores primarily in the United
States. The company manages custom trade show projects from concept through final construction, employing graphics and exhibit designers. It provides trade show exhibit services, including coordination, refurbishing, shipping, storage, and marketing literature distribution. Marlton Technologies also provides a range of computerized designs and graphics; produces themed exhibits for educational and entertainment venues, such as museums and theme parks; and supplies custom store fixtures, showcases, and point of purchase displays for retailers. In addition, the company maintains an inventory of exhibits that it rents to customers; represents domestic clients who desire to exhibit at international trade shows; and designs, markets, and produces point of purchase displays. It offers its products and services to clients in industry, government, entertainment, and commercial establishments.

Industry: Trade Show Booth Designers and Builders/Graphic Design

Current Stock Price: $1.39                            52-week High/Low: $0.58-$1.48

Shares Outstanding: 12.94mm

Average Trading Volume (90-day): 8,295

3

Trade Show Designers and Builders Industry

North American conventions and events market was valued at $16 billion in 2003, with the market for exhibit design and production being equal to approximately $1.5 billion in 2002.

Industry traditionally has had a slow growth rate, which makes it difficult for such businesses to grow unless they resort to mergers and acquisitions to grow and remain competitive.

The industry is highly correlated with the economic condition in the U.S., as the number of trade shows and exhibitions decrease with an economic slowdown. The industry was significantly affected by the economic recession in 2001, but its revenues have improved as the economy has picked up.

The industry’s growth rate and business forecasts are usually very difficult to predict, as majority of the customers budget for tradeshows and exhibits on a short-term basis.

Exhibit design and production industry are highly seasonal.

There is a very limited number of public comparables in the industry, which makes it difficult to value such businesses, using comparable public company multiples.

4

1/2/2002
3/2/2002
5/2/2002
7/2/2002
9/2/2002
11/2/2002
1/2/2003
3/2/2003
5/2/2003
7/2/2003
9/2/2003
11/2/2003
1/2/2004
3/2/2004
5/2/2004
7/2/2004
9/2/2004
11/2/2004
1/2/2005
3/2/2005
5/2/2005
7/2/2005
9/2/2005

September 2005

Recent Stock Performance and Key Developments

Price History

0.06

0.26

0.46

0.66

0.86

1.06

1.26

1.46

Marlton Technologies Inc. (AMEX:MTY)

Marlton Technologies Inc. (AMEX:MTY) - Key Developments

Q1'02 sales

decreased by 20% to

$16.8mm vs. Q1'01

Q2'02 sales

decreased by 3.3% to

$21.4mm vs. Q2'01

Q3'02 sales

decreased by 10.9%

to $15.2mm vs. Q3'01

Q2'03 sales decreased

by 7% to $19.9mm vs.

Q2'02

PricewaterhouseCoopers

is replaced by McGalrey

and Pullen as indepen.

public accountant

MTY signs new loan

and security agreement

with GE Capital

Results for 2003

show sales decreased

by 7.9% vs. FY2002

FY2004 sales

increased by 10% vs.

FY2003

QQ3'04 sales

increased by 33% to

$16.8mm vs. Q3'03

Q2'05 sales increased

by 27% to $26mm vs.

Q2'04

Q1'05 sales increased

by 1.5% to $18.8mm

vs. Q1'04

Volume

-

20,000

40,000

60,000

80,000

100,000

5

Common Stock Capitalization Table

Common Stock Analysis for Marlton Technologies, Inc.

as of June 31, 2005

Common

Shares

Options &

Warrants (1)

Total shares

% of Total

Pro-Forma

Adjust. For

Transaction

Total Shares

Post

Transaction

% of Total

Post

Transaction

Directors and Executive Managers

Scott J. Tarte

2,073,648

2,125,000

4,198,648

19%

-

4,198,648

20%

Jeffrey K. Harrow

1,937,484

2,125,000

4,062,484

18%

-

4,062,484

20%

Robert B. Ginsburg

1,209,507

1,630,021

2,839,528

13%

-

2,839,528

14%

Alan I. Goldberg

609,050

896,221

1,505,271

7%

-

1,505,271

7%

A.J. Agarwal

-

100,000

100,000

0.5%

-

100,000

0%

Richard Vague

-

100,000

100,000

0.5%

-

100,000

0%

Washburn Oberwager

-

100,000

100,000

0.5%

-

100,000

0%

Stephen P. Rolf

1,000

120,000

121,000

0.5%

-

121,000

0.6%

-

Total Directors & Executive Managers

5,830,689

7,196,242

13,026,931

59%

-

13,026,931

63%

Other

-

1,870,000

1,870,000

8%

-

1,870,000

9%

Identified Investors

Lawrence Schan

990,550

-

990,550

5%

-

990,550

5%

Stanley D. Ginsburg

815,467

-

815,467

4%

-

815,467

4%

Ira Ingerman

774,367

-

774,367

4%

-

774,367

4%

Lombard Associates

785,226

-

785,226

4%

-

785,226

4%

Total Identified Investors

3,365,610

-

3,365,610

15%

-

3,365,610

16%

-

Public Float

3,743,397

-

3,743,397

17%

(1,250,000)

2,493,397

12%

Total Fully Diluted Shares Outstanding

12,939,696

9,066,242

22,005,938

100%

(1,250,000)

20,755,938

100%

(1) Options & Warrants

Shares

Exercise Price

Expiration Date

Proceeds

Warrants

5,300,000

$0.500

Nov-2011

$2,650,000

In the money options

50,000

$0.320

$16,000

1,646,242

$0.500

$823,121

100,000

$0.600

$60,000

250,000

$0.825

$206,250

100,000

$0.830

$83,000

500,000

$0.980

$490,000

Total

2,646,242

$0.634

Out of the money options

1,000,000

$1.310

1,310,000.00

100,000

$1.480

148,000.00

20,000

$2.000

40,000.00

Total

1,120,000

$1.338

Total options & warrants

9,066,242

$4,328,371

Total options & warrants in the money

7,946,242

$0.545

Total fully-diluted (in the money)

20,885,938

6

Marlton Technologies Historical Income Statement

(in thousands)

2000

2001

2002

2003

2004

Net sales

92,533

$

76,972

$

71,182

$

65,587

$

71,943

$

Growth %

na

-17%

-8%

-8%

10%

Cost of sales

72,208

59,917

57,027

51,203

56,524

Growth %

na

-17%

-5%

-10%

10%

      Gross profit

20,325

17,055

14,155

14,384

15,419

     Gross Margin

22%

22%

20%

22%

21%

SG&A expenses

20,265

17,170

15,287

15,175

14,304

% of sales

22%

22%

21%

23%

20%

Relocation costs

-

-

-

-

-

20,265

17,170

15,287

15,175

14,304

      Operating profit (loss)

60

(115)

(1,132)

(791)

1,115

Add: Amortization and Depreciation

-

-

-

-

-

EBITDA

60

(115)

(1,132)

(791)

1,115

% of sales

0%

0%

-2%

-1%

2%

Other income (expense):

   Interest income

91

134

42

21

-

   Interest expense

(1,433)

(1,220)

(382)

(236)

(510)

   Income (loss) from investment in affiliates, net

-

-

(1,156)

(265)

72

   Write-down of investment in affiliate

-

-

-

-

-

   Restructuring charges

-

-

-

(1,364)

-

   Other income/(expense)

(91)

(397)

-

-

-

   Minority interest

-

-

-

-

-

(1,433)

(1,483)

(1,496)

(1,844)

(438)

Income before income taxes

(1,373)

(1,598)

(2,628)

(2,635)

677

Provision for (Benefit from) income taxes

(267)

(462)

4,786

(434)

-

Net income (loss) before accounting change

(1,106)

(1,136)

(7,414)

(2,201)

677

Cumulative effect of accounting change

-

-

(12,385)

-

-

Net income (loss) after accounting change

(1,106)

$

(1,136)

$

(19,799)

$

(2,201)

$

677

$

Growth %

na

3%

1643%

-89%

-131%

Historical Data for the Year Ended December 31

7

Forecasted Income Statements

(in thousands)

2005(1)

2006

2007

2008

2009

Net sales

$88,476

$93,576

$98,536

$103,758

$109,257

Growth %

na

5.8%

5.3%

5.3%

5.3%

Cost of sales

$67,522

70,376

74,106

78,034

82,170

Growth %

na

4.2%

5.3%

5.3%

5.3%

      Gross profit

20,954

23,200

24,429

25,724

27,087

     Gross Margin

23.7%

24.8%

24.8%

24.8%

24.8%

SG&A expenses

18,950

19,464

20,298

21,167

22,070

% of sales

21.4%

20.8%

20.6%

20.4%

20.2%

Relocation costs

(496)

-

-

-

-

18,454

19,464

20,299

21,167

22,070

      Operating profit

2,500

3,736

4,131

4,557

5,017

Other income (expense):

   Interest income

-

-

31

57

86

   Interest expense

(738)

(552)

(375)

-

-

   Income (loss) from investment in affiliates, net

140

60

-

-

-

   Write-down of investment in affiliate

-

-

-

-

-

   Other income/(expense)- stock options

-

(180)

-

-

-

   Minority interest

-

-

-

-

-

(598)

(672)

(344)

57

57

Income before income taxes

1,902

3,064

3,787

4,614

5,074

Creation (usage) of deferred tax asset

910

(910)

-

-

-

Provision for (Benefit from) income taxes

-

303

1,515

1,846

2,030

Net income (loss)

$2,812

$1,851

$2,272

$2,768

$3,045

Growth %

-34%

23%

22%

10%

Fully-taxed income

$1,141

$1,838

$2,272

$2,768

$3,045

Weighted average shares

17,347

17,347

17,347

17,347

17,347

Earnings per share

$0.07

$0.11

$0.13

$0.16

$0.18

EBITDA Calculation

Add: Amortization and Depreciation

2,042

1,673

1,668

1,663

1,658

EBITDA

$4,542

$5,409

$5,799

$6,220

$6,675

% of sales

5.1%

5.8%

5.9%

6.0%

6.1%

(1) See Pro-forma Analysis for more detail

Year Ended December 31, 2005

8

Forecasted Balance Sheets Statements

(in thousands)

2005

2006

2007

2008

2009

Assets

Cash and cash equivalents

195

$

206

$

217

$

228

$

240

$

Accoutns receivable, net of allowance

11,742

12,418

13,077

13,770

14,499

Inventories

8,575

8,937

9,411

9,910

10,435

Prepaids and other current assets

916

847

872

897

922

Total Current Assets

21,427

22,409

23,576

24,805

26,097

Property and equipment

3,083

2,878

3,031

3,192

3,361

Rental assets

2,823

2,986

3,144

3,311

3,486

Goodwil

2,751

2,762

2,762

2,762

2,762

Other assets

4,721

4,105

3,553

3,001

2,495

Deferred tax asset

910

-

-

-

-

Notes receivable

122

97

-

-

-

Total Assets

35,837

$

35,237

$

36,066

$

37,070

$

38,200

$

Liabilities & Equity

Current portion of long-term debt

1,033

$

137

$

137

$

137

$

-

$

Accounts payable and accured current liab.

13,211

13,796

14,511

15,262

16,052

Total Current Liabilities

14,244

13,933

14,648

15,399

16,052

Long-term debt

9,442

8,000

6,301

4,262

1,985

Other long-term liabilities

1,648

1,225

767

289

-

Total Liabilities

25,334

23,158

21,716

19,951

18,037

-

-

-

-

-

Stock warrants

1,528

1,242

1,242

1,242

1,242

Additional paid-in capital

32,998

32,998

32,998

32,998

32,998

Accumulated deficit

(23,875)

(22,025)

(19,753)

(16,984)

(13,940)

10,651

12,215

14,487

17,256

20,300

Less: cost of 5,000 treasury shares

(148)

(137)

(137)

(137)

(137)

Total Stockholders equity

10,503

12,078

14,350

17,119

20,163

Total Liabilities & Stockholders equity

35,837

$

35,237

$

36,066

$

37,070

$

38,200

$

(1) Source: Balance Sheet Forecast 2005 & 2006

At December 31,

9

Marlton Technologies Pro-Forma 2005

(in thousands)

Actual

January -

July (1)

Projected

August -

December

Net sales

50,949

$

33,027

$

83,976

$

4,500

$

-

$

88,476

$

Cost of sales

39,172

25,335

64,507

3,015

-

67,522

      Gross profit

11,777

7,692

19,469

1,485

-

20,954

$

SG&A expenses

9,441

7,357

17,294

1,256

400

18,950

Relocation costs

496

-

-

-

(496)

(496)

    Total expenses

9,937

7,357

17,294

229

-

18,454

      Operating profit

1,840

335

2,175

-

-

2,500

Interest income (expense )

(438)

(300)

(738)

-

-

(738)

Income (loss) from investment in affiliates, net

90

50

140

-

-

140

Total

(348)

(250)

(598)

-

-

(598)

Income before income taxes

1,492

85

1,577

-

-

1,902

Provision for (Benefit from) income taxes

-

910

910

-

-

910

Net income (loss)

1,492

$

85

$

1,577

$

2,812

$

Add: Amortization and Depreciation

1,060

829

1,889

153

-

2,042

EBITDA

2,900

1,164

4,064

-

-

4,542

(1) Source: 2005 Consolidated  Actual vs. Budget by Month

(2) Pro-forma adjustments for Showtime Enterprises for January, February, March 2005

(3) Pro-forma adjustments for consolidation and non-recurring costs in connection to Showtime Enterprises acquisition

Pro-forma

2005

Total

Pro-forma

adjust.

Showtime

sales and

COGS (2)

Pro-forma

adjust. non-

recurring

costs (3)

10

MTY Quarter Growth (ex. acquisitions)
GDP Growth (ex. Inflation)
1999
2000
2001
2002
2003
2004
2005

September 2005

Marlton Technologies vs. GDP Quarterly Growth

Quarterly Growth

-30%

-20%

-10%

0%

10%

20%

30%

40%

0%

1%

2%

3%

4%

5%

6%

MTY

GDP (ex. Inflation)

Marlton’s growth is tied closely to the overall economic growth

Typically 1% change in GDP results in a 7% change in MTY’s growth

This analysis is factored into our assumptions of Beta

11

II. Proposal Review

Marlton Technologies Reverse Stock Split Proposal

Marlton Technologies, Inc. (“Marlton” or the “Company”) will undertake a reverse stock split transaction to reduce its number of record shareholders below 300 and thereby cease to be subject to SEC reporting requirements

Reverse Split of 1-for-5,000 existing shares held by a shareholder, with odd lot shares
(whether from shareholders holding less than 5,000 shares or holding an uneven multiple of
5,000 shares) being redeemed by Marlton

Based on recent shareholder of record and a non-objecting beneficial owner lists, approximately 1,250,000 shares would be redeemed, consisting of 1,050,000 shares from shareholders holding less than 5,000 shares, and 200,000 shares from odd-lots held by shareholders with more than 5,000 shares

13

Marlton Technologies Reverse Stock Split Proposal

Such a transaction would reduce Marlton’s total record and beneficial shareholders from approximately 1,700 to approximately 125-150

A price of $1.15 to $1.30 per share is proposed by the Company

Subject to Marlton’s election to proceed and review of the detailed terms of the transaction,
Bank of America has indicated its preliminary approval to allow this transaction to be funded through its revolving credit facility, to the extent Marlton has availability under its borrowing formula.  Currently, Marlton has approximately $7,000,000 of such availability, and believes it will have at least $3,000,000 of such availability at year end.  To the extent of any deficit between such Bank of America availability and the required share redemption amount, Jeffrey Harrow and Scott Tarte have agreed to loan Marlton an amount equal to such deficit, at the same interest rate charged by Bank of America and repayable at such time as Marlton has availability under the Bank of America facility

(continued)

14

Cost of Being Public for Marlton Technologies

The primary purpose of the transaction is
to eliminate the ever increasing expenses
associated with being public

Company estimates the annual costs of
complying with the disclosure and
reporting requirements under the
Exchange Act and the new requirements
of the Sarbanes-Oxley Act of 2002 to be
equal to approximately $353,000, plus the
one-time cost of $150,000 for SOX
compliance

The Company expects to eliminate most of
these costs as a result of the reverse stock
split transaction

The transaction expenses are estimated to
be equal to $321,000, not including the
amount to be paid for fractional and odd
lot shares.  This means the payback is less
than one year.

Initial SOX 404 Compliance

150,000

$

Estimated Annual Public Company Expense

Esimated SOX 404 Compliance

50,000

AMEX Listing Fee

20,000

Incremental Audit Fees

60,000

Incremental D&O Insurance

25,000

Transfer Agent Fees

10,000

Printing & Distribution Costs

15,000

10Q Accounting Costs

13,000

Incremental Legal Expense

50,000

Incremental Board & Committee Fees

10,000

Incremental Internal Accounting/Legal Costs

100,000

353,000

$

Estimated Transaction Expenses

Legal, Accounting & Financial Advisor

300,000

$

Special Meeting, Printing & Distribution

10,000

SEC Filing Fees & Press Releases

1,000

Tranfser Agent Fees

10,000

Special Committee Fees

NA

321,000

$

Source: Management

15

III. Analyses and Valuation

Historical Premiums for Publicly-Traded Business Services Companies

Premiums Analysis

Premiums paid for business services companies
(compared to market prices) have generally
declined over the last five years, in part due to the
rise in overall valuations and decreased “survival
risk”

One-month premiums in YTD 2005 (so far) are
the lowest of the decade, at 25.0% over the
month-prior price, but one-week premiums are
slightly higher than 2004 at 22.9%

Larger transactions represent an increasing
portion of all transactions, with only 19% of
software transactions this year are under $100
million in valuation, compared to 50%+ in 2001-
2002

When applying premiums to MTY’s share prices,
we looked at both recent trading prices as well as
the company’s 3-month VWAP

Premiums for reverse-split transactions in the last
six months are similar, with a median (see detail
on next page)

1-month premiums

0.0%

10.0%

20.0%

30.0%

40.0%

50.0%

60.0%

2000

2001

2002

2003

2004

2005

All Deals

Greater than $100mm

Less than $100mm

1-week premiums

0.0%

10.0%

20.0%

30.0%

40.0%

50.0%

60.0%

2000

2001

2002

2003

2004

2005

All Deals

Greater than $100mm

Less than $100mm

17

Recent Comparable Transactions

Transaction Details

Announ.

Date

Company Name

Ticker

Primary Industry

Mkt Cap

($mm)

Transaction

Size

Method

Tender

Limit

Offer

Price

52-wk

high

16-Jul-05

News Communications,

Inc

NCOM

Media

$8.42

$55,000

Reverse Split

1-for-100

$1.10

$1.05

5%

80.3%

--

08-Jul-05

JB Oxford Holdings Inc.

JBOH

Capital Markets

$6.30

$450,000

Reverse Split

1-for-100

$2.96

$4.24

-30%

60.0%

24.9%

16-Jun-05

Liberate Technologies

LBRT

Internet Software and

Services

$21.85

$4,000,000

Reverse/

Forward Split

1-for-

250000

$0.20

$2.61

-92%

11.1%

-31.0%

21-Jun-05

American Education

AEDU

Software

$8.20

$457,500

Reverse/

Forward Split

1-for-2000

$0.50

$0.75

-33%

6.4%

40.1%

10-Jun-05

McRae Industries

MRI.B

Textiles, Apparel and

Luxury Goods

$35.44

$800,000

Reverse/

Forward Split

1-for-200

$14.25

$14.05

1%

22.0%

23.9%

24-May-05

FFD Financial Corp

FFDF

Thrifts and Mortgage

Finance

$17.85

$1,482,000

Reverse/

Forward Split

1-for-350

$19.00

$18.39

3%

24.1%

26.7%

19-May-05

Wellsford Real

Properties

WRP

Real Estate

$123.79

$1,000,000

Reverse/

Forward Split

1-for-100

$20.50

$19.40

6%

43.1%

22.8%

16-May-05

Community Investor

Bancorp

CIBI

Thrifts and Mortgage

Finance

$14.61

$602,280

Reverse/

Forward Split

1-for-300

$15.00

$16.00

-6%

17.3%

13.2%

10-May-05

Refocus Group Inc.

RFCG

Healthcare Equipment

and Supplies

$7.89

$97,120

Reverse/

Forward Split

1-for-2000

$0.35

$0.44

-20%

52.2%

52.2%

05-May-05

Pioneer Oil & Gas

PIOL

Oil and Gas

$10.96

$600,000

Reverse/

Forward Split

1-for-2000

$1.50

$2.00

-25%

3.4%

10.3%

19-Apr-05

Color Imaging

CIMG

Computers and

Peripherals

$11.43

$300,000

Reverse/

Forward Split

1-for-1500

1-for-2500

1-for-5000

$1.10

$0.95

16%

134.0%

41.0%

Offer

Price/

52 week

high

Offer

Price/

30 day

price

Offer

Price/

5 day

price

18

Recent Comparable Transactions

Transaction Details (continued)

Announ.

Date

Company Name

Ticker

Primary Industry

Mkt Cap

($mm)

Transaction

Size

Method

Tender

Limit

Offer

Price

52-wk

high

04-Mar-05

United Systems

Technology

USTI

Software

$3.93

$463,758

Reverse/

Forward Split

1-for-10000

$0.08

$0.09

-11%

33.3%

31.1%

19-Apr-05

Synbiotics Corp

SBIO

Healthcare Equipment

and Supplies

$2.37

$137,353

Reverse/

Forward Split

1-for-2000

$0.13

$0.22

-41%

30.0%

36.8%

11-Mar-05

Lynch Interactive Corp.

LIC

Diversified

Telecommunication

Services

$71.96

$352,000

Reverse Split

1-for-100

$32.00

$36.50

-12%

22.4%

33.9%

07-Apr-05

Kaiser group Holdings,

Inc

KGHI

Construction and

Engineering

$64.92

$251,000

Reverse Split

1-for-20

$33.00

$41.00

-20%

18.4%

3.1%

22-Mar-05

Mercury Air Group

MAX

Specialty Retail

$10.39

$770,452

Reverse/

Forward Split

1-for-501

$4.00

$9.00

-56%

19.4%

14.9%

16-Mar-05

Northeast Indiana

Bancorp

NIDB

Thrifts and Mortgage

Finance

$24.71

$1,057,101

Reverse/

Forward Split

1-for-125

$23.50

$23.20

1%

12.9%

13.5%

Mean

$26.18

$757,386

-19%

35%

22%

Median

$11.43

$463,758

-12%

22%

24%

Offer

Price/

52 week

high

Offer

Price/

30 day

price

Offer

Price/

5 day

price

19

Historical EBITDA Multiples for Publicly-Traded Business Services
Companies

Business Services Multiples Analysis

M&A valuations have trended upward in recent years, with a median of 12.4x EV/EBITDA to date in 2005 compared to 10.6x in 2004 and 7.8x in 2003

Micro-cap companies tend to have multiples 1.5-2.0x below market medians

Business Services M&A Valuations

0.0x

2.0x

4.0x

6.0x

8.0x

10.0x

12.0x

14.0x

2001

2002

2003

2004

2005

All Transactions

Under $100mm Value

20

Comparable Company Analysis

We identified certain publicly-traded companies whose businesses we determined were comparable with that of Marlton

Based on the uniqueness of the Company, we found that the number of such companies was fairly limited

In addition, few of these companies had published estimates of operating results, which would have been helpful when analyzing multiples based on future performance of Marlton

We focused our analysis on multiples of enterprise value to EBITDA

Revenue multiples did not apply given the different mix of Marlton’s business

EPS estimates did not apply given several companies were not profitable

We determined that Viad Corp. was the most comparable of the companies, and we looked at Viad’s EBITDA multiples in addition to looking at median multiples for the group

21

Comparable Company Analysis

Financial & Valuation Data/ Tradeshow Design Services

Stock

% of 52-

Week

Equity

Firm

Company Name

Price

High

High

Low

Value

Value

2004

LTM

2005

2006

2004

LTM

2005

2006

2004

LTM

2005

2006

Marlton Technologies Inc. (MTY)

1.49

$

96%

1.56

$

0.58

$

30.2

$

40.8

$

34.6x

32.6x

22.6x

14.1x

0.6x

0.5x

0.5x

0.4x

13.3x

9.6x

9.0x

7.5x

Viad Corp. (VVI)

28.81

$

90%

32.18

$

20.45

$

644.0

$

545.7

$

NM

NM

21.8x

19.2x

0.7x

0.6x

NA

NA

8.8x

7.4x

NA

NA

GL events

26.01

$

98%

26.49

$

16.39

$

356.9

$

409.8

$

55.2x

55.2x

NA

NA

1.2x

1.2x

NA

NA

13.2x

13.2x

NA

NA

Ambassadors International Inc. (AMIE)

14.01

$

87%

16.11

$

12.00

$

145.8

$

47.4

$

NM

NM

41.2x

35.0x

2.5x

1.9x

1.6x

1.4x

NM

12.6x

11.9x

8.5x

CoActive Marketing Group Inc.

2.96

$

64%

4.64

$

2.06

$

18.5

$

23.0

$

93.1x

31.5x

NA

NA

0.3x

0.3x

NA

NA

11.3x

7.4x

NA

NA

Mean

87%

74.1x

43.3x

31.5x

27.1x

1.2x

1.0x

1.6x

1.4x

11.1x

10.2x

11.9x

8.5x

Median

90%

74.1x

43.3x

31.5x

27.1x

0.9x

0.9x

1.6x

1.4x

11.3x

10.0x

11.9x

8.5x

$ in millions except per share data

Source: Capital IQ

Stock Price

52- Week

P / E Ratio

Firm Value / Revenue

Firm Value / EBITDA

22

Comparable Company Analysis

Income Statement Data/ Tradeshow Design Services

Company Name

Revenue

EBITDA

EBITDA

Margin

EPS

Revenue

EBITDA

EBITDA

Margin

EPS

Revenue

EBITDA

EBITDA

Margin

EPS

Marlton Technologies Inc. (MTY)

$         71.9

$           3.1

4.2%

$         0.04

$         88.5

$           4.5

5.1%

$         0.07

$         93.6

$           5.4

5.8%

$         0.11

Viad Corp. (VVI)

$       785.7

$         62.2

7.9%

$       (2.68)

NA

NA

NA

$         1.32

NA

NA

NA

$         1.50

GL events

$       355.5

$         31.0

8.7%

$         0.47

NA

NA

NA

NA

NA

NA

NA

NA

Ambassadors International Inc. (AMIE)

$         18.7

$           1.4

7.5%

$       (0.20)

$         29.2

$           4.0

13.7%

$         0.34

$         33.1

$           5.6

16.9%

$         0.40

CoActive Marketing Group Inc.

$         78.0

$           2.0

2.6%

$         0.03

NA

NA

NA

NA

NA

NA

NA

NA

Mean

6.7%

13.7%

16.9%

Median

7.7%

13.7%

16.9%

$ in millions except per share data

Source: Capital IQ

Calendar 2004 Actual

Calendar 2005 Estimates

Calendar 2006 Estimates

23

Comparable Company Analysis

Margins & Returns/ Tradeshow Design Services

Company Name

Revenue

Gross

EBITDA

EBIT

Net

Income

Empls.

Rev. /

Empl.

(thous)

NI Margin

X

Asset

Turnover X

Leverage  =

Return on

Equity

Return

on

Assets

Return

on

Capital

Marlton Technologies Inc. (MTY)

$         77.6

21.5%

4.1%

2.1%

1.0%

313

$     248.1

1.0%

2.0x

4.1x

8.3%

2.9%

5.1%

Viad Corp. (VVI)

$       847.3

7.5%

8.7%

5.8%

-5.8%

3,025

$     280.1

-6.1%

NA

1.7x

-13.3%

4.3%

7.5%

GL events

$       355.5

59.7%

8.7%

2.0%

1.9%

2,130

$     166.9

1.9%

0.9x

3.8x

5.5%

1.2%

1.9%

Ambassadors International Inc. (AMIE)

$         25.5

83.3%

14.7%

10.2%

-1.6%

129

$     198.0

-1.6%

0.2x

1.3x

-0.4%

1.2%

1.5%

CoActive Marketing Group Inc.

$         86.4

13.6%

3.6%

2.4%

0.7%

1,793

$       48.2

0.7%

2.0x

2.7x

3.7%

3.1%

6.2%

Mean

41.0%

8.9%

5.1%

-1.2%

$     173.3

-1.3%

1.0x

2.4x

-1.1%

2.5%

4.3%

Median

36.6%

8.7%

4.1%

-0.5%

$     182.5

-0.5%

0.9x

2.2x

1.7%

2.2%

4.0%

$ in millions except per share data

Dupont Formula

LTM Margins

Source: Capital IQ

24

Comparable Company Analysis

Balance Sheet/ Tradeshow Design Services

Company Name

Total Cash

+ Equiv.

Total

Assets

Total Debt

Total

Equity

Net

Working

Capital (*)

NWC /

Revenue

Cash /

Revenue

Debt /

Capital

Debt / LTM

EBITDA

Days

Acc.

Rec.

Days

Acc.

Pay.

Conv.

Cycle

Capital in

Business (**)

Capital

Intensity

(***)

Marlton Technologies Inc. (MTY)

$          0.1

$        37.9

$       10.7

$        10.2

$          8.7

11.2%

0.2%

51.2%

2.5x

72

43

71

$           14.5

18.7%

Viad Corp. (VVI)

$      120.3

$      670.5

$       18.1

$      371.8

$        67.0

7.9%

14.2%

4.6%

0.2x

30

20

26

$           88.1

10.4%

GL events

$        15.9

$      409.0

$     123.7

$      128.3

$        52.1

14.7%

4.5%

48.4%

4.0x

95

140

-12

$         115.3

32.4%

Ambassadors International Inc. (AMIE)

$        17.3

$      138.0

$           -

$      110.6

$        76.0

297.4%

67.8%

NM

NM

221

143

78

$           59.3

232.2%

CoActive Marketing Group Inc.

$          0.7

$        44.0

$         4.6

$        16.8

$         (8.3)

-9.6%

0.8%

20.7%

1.5x

60

30

30

$           (4.8)

-5.5%

Mean

77.6%

21.8%

24.6%

1.9x

$           64.5

67.4%

Median

11.3%

9.3%

20.7%

1.5x

$           73.7

21.4%

(*) Total Current Assets - Non Interest Bearing Current Liabilities (NIBCLs)

(**) Net Working Capital - Cash + Net PP&E

(***) Capital in Business over Revenues

$ in millions except per share data

Capitalization Data

Source: Capital IQ

25

Comparable M&A Transactions

($ in millions)

Date

Target

Target Business Description

Acquiror

Firm Value

Revenue

EBITDA

Firm Val. / Rev

Firm Val. /

EBITDA

5-Apr-05

Sandrew Metronome Sverige

Commercial art and graphic design company

Atlantic Film AB, S/S Fladen

AB, Triangelfilm AB

$7.9

NA

-$4

NA

NA

29-Mar-05

MediaNation Inc

Operates as an advertising company, providing

varios graphic design services

JCDecaux Pearl & Dean Ltd.

$42.7

$57

$7

0.8x

6.2x

15-Mar-05

Showtime Enterprises Inc.

Provides design, brand communications, and

marketing services

Sparks Ehibits & Environments

$7.5

$9

NA

0.8x

NA

11-Mar-05

Expo-Volga EMG, LLC

Organizes exhibitions in Samara, Russia

Expomedia Group plc

$1.5

$1.7

NA

0.9x

NA

23-Feb-05

Harrison Cowley North

Engages in planning, budgeting, management,

delivery, and post event evaluation of

conferences, seminars, and product launches.

Harrison Cowley

$7.4

$3.7

NA

2.0x

NA

11-Aug-04

Americam

Video production, editing, duplication and

graphic design firm.

ISACSOFT Inc.

$1.5

$1

NA

1.5x

NA

20-May-04

Genlyte Thomas Group LLC

Manufactures lighting fixtures and controls for

commercial, industrial, and residential markets

Genlyte Group Inc.

$1,075.0

$1,077

$129

1.0x

8.3x

18-Nov-02

Vari-Lite, Inc.

Designs and manufactures automated lighting

products for entertainment industry

Genlyte Thomas Group LLC

$11.8

$13

-$11

0.9x

NM

17-Jan-01

Sloane Group

Manufactures furniture and display systems

Manmon Group

$22.0

$55

$2

0.4x

11.0x

18-Jul-00

Willey Brothers, Inc

Provides point-of-sale business solutions

Brand Partners

$30.0

$44

$4

0.7x

7.5x

3-May-00

Cunningham Graphics

International, Inc.

Provided various graphic communications

services to different industries.

Automatic Data Processing

$188

$111

$18

1.7x

10.4x

3-Aug-99

Market Place Media, Inc.

Offers market research, integrated media

planning, complete graphics services, media

placement & event execution.

CTN Media Group Inc.

$30

$30

NA

1.0x

NA

Mean

1.1x

8.7x

Median

0.9x

8.3x

Median - Firm Value below $100mm

0.9x

7.5x

Implied Transaction Multiples

Target Financials

26

Valuation Analysis – Cost of Capital

Unlevered Cost of Capital Analysis for Marlton Technologies

$ in 000s except per share data

Peer Group Betas

Market Assumptions

Levered

Net Debt-to

Unlevered

5-yr Beta (1)

Market Cap.

Beta

(1)

Implied Risk-Free Rate (10-Year Treasury, 9/8//05)

4.2%

Viad Corp.

0.70

-16%

0.84

Risk Premium for Common Stocks (2)

7.6%

GL events

1.42

11%

1.28

Micro-Cap Company Size Premium (2)

9.8%

Ambassadors International Inc.

0.59

-68%

1.84

Le Public Systeme SA

NA

-12%

NA

Levered Cost of Equity for Comparables (3)

13.6%

CoActive Marketing Group Inc.

NA

15%

NA

Unlevered Cost of Equity for Comparables

10.5%

Penton Media Inc.

NA

2031%

NA

Stock Price Date for Comparables

16-Sep-05

Median

0.70

-1%

1.28

SIC Code

Levered Beta

Unlevered Beta

7389 - Business Services

1.24

0.83

Unleveraged

Beta

Risk-Free

Risk-Premium

Cost of Capital

0.85

4.2%

16.3%

20.5%

0.95

4.2%

17.0%

21.2%

1.05

4.2%

17.8%

22.0%

1.15

4.2%

18.5%

22.7%

1.25

4.2%

19.3%

23.5%

(1) Levered Betas provided by Capital IQ. Bu = Bl / [1 + (1 - tax rate) x (debt/equity ratio)].  Assumes an average tax rate of 40.0%.

(2) Source: Ibbotson Associates.

(3) Cost of equity = risk-free rate + (Bl x risk premium for common stocks).

Assumptions for the Company

27

Valuation Analysis – Discounted Cash Flows

Enterprise Value Method Discounted Cash Flow Analysis for Marlton Technologies

Dollars in thousands, except per share data

Historical

2006-2009

2005 (1)

2006

2007

2008

2009

CAGR

Revenue (1)

$35,127

$93,576

$98,536

$103,758

$109,257

5.3%

EBITDA

1,584

5,409

5,799

6,220

6,675

7.3%

Less:  Depreciation & Amortization

(829)

(1,673)

(1,668)

(1,663)

(1,658)

EBIT

755

3,736

4,131

4,557

5,017

Less: Taxes

(302)

(1,494)

(1,652)

(1,823)

(2,007)

Tax-effected EBIT

453

2,241

2,478

2,734

3,010

Plus:  Depreciation & Amortization

829

1,673

1,668

1,663

1,658

Less:  Capital Expenditures

(601)

(1,015)

(1,427)

(1,438)

(1,497)

Less:  Changes in Working Capital (a)

1,642

(397)

(453)

(477)

(503)

Less:  Decrease in long term liabilities

(42)

(423)

(458)

(478)

(289)

Free Cash Flow to the Firm (FCFF)

$2,281

$2,080

$1,809

$2,004

$2,380

Tax Rate

40%

40%

40%

40%

40%

Projected

Fiscal Year Ended December 31,

28

Valuation Analysis – Discounted Cash Flows
(Contd.)

Enterprise Value Method Discounted Cash Flow Analysis for Marlton Technologies

Dollars in thousands, except per share data

Discounted

PV of

PV of Terminal Value as a

Cash Flows

+

Utilized

+

Tax Benefit

+

Multiple of 2009 Adjusted EBITDA

=

Enterprise Value

Discount Rate

(2005 - 2009)

Tax Losses

of Debt

6.0x

7.0x

8.0x

6.0x

7.0x

8.0x

20.5%

$7,527

$1,031

$413

$21,203

$24,737

$28,271

$30,174

$33,708

$37,241

21.2%

$7,449

$1,027

$411

$20,753

$24,211

$27,670

$29,640

$33,098

$36,557

22.0%

$7,374

$1,023

$408

$20,314

$23,700

$27,085

$29,120

$32,505

$35,891

22.7%

$7,300

$1,019

$406

$19,887

$23,202

$26,517

$28,613

$31,928

$35,242

23.5%

$7,228

$1,016

$404

$19,472

$22,718

$25,963

$28,120

$31,366

$34,611

Proceeds from

Net Debt

Warrants and

Total Equity Value

Equity Value Per Diluted Share

Discount Rate

-

7/31/2005

+

Options

=

6.0x

7.0x

8.0x

6.0x

7.0x

8.0x

20.5%

$11,632

$4,328

$22,870

$26,404

$29,938

$1.09

$1.26

$1.43

21.2%

$11,632

$4,328

$22,336

$25,795

$29,253

$1.07

$1.24

$1.40

22.0%

$11,632

$4,328

$21,816

$25,201

$28,587

$1.04

$1.21

$1.37

22.7%

$11,632

$4,328

$21,309

$24,624

$27,939

$1.02

$1.18

$1.34

23.5%

$11,632

$4,328

$20,816

$24,062

$27,307

$1.00

$1.15

$1.31

29

Marlton Technologies Volume-Price Analysis

We analyzed the stock price and trading volume of the Company’s stock throughout the last six months. During this period the stock has traded at a high of $1.49 per share and a low of $0.71 per share.

Volume weighted average price during the last 3-month period was equal to $1.0645 per share, and was equal to $1.0706 per share during the last 6 months.

In Volume at a Price Analysis we observe that 51% of the volume traded in the past 3 months has occurred at a price levels below the price $1.10 per share.

Additionally, approximately 49% of the trading volume in the past 6 months has happened at prices below the price of $1.00 per share.

Volume at a Price

20%

17%

13%

15%

12%

23%

4%

12%

17%

9%

9%

16%

19%

22%

8%

6%

0%

5%

10%

15%

20%

25%

$0.70-0.80

$0.80-0.90

$0.90-1.00

$1.00-1.10

$1.10-1.20

$1.20-1.30

$1.30-1.40

$1.40-1.50

Last 3 months

Last 6 months

30

IV. Conclusion

Summary of Indicated Values

Premiums Paid Analysis

M&A Transactions: Based on 5-Day VWAP

Recent

Median

Indicated

Price

Premium

Low

High

Value

Low

High

1.394

$

25.1%

14.6%

34.0%

1.74

$

1.60

$

1.87

$

1.394

$

22.3%

13.0%

32.3%

1.70

$

1.58

$

1.84

$

M&A Transactions: Based on 3-Month VWAP

1.064

$

25.1%

14.6%

34.0%

1.33

$

1.22

$

1.43

$

1.064

$

22.3%

13.0%

32.3%

1.30

$

1.20

$

1.41

$

Reverse Split Transactions: Based on 5-Day VWAP

Recent

Median

Indicated

Price

Premium

Low

High

Value

Low

High

1.394

$

22.4%

18.7%

32.2%

1.71

$

1.65

$

1.84

$

1.394

$

23.0%

14.4%

32.1%

1.71

$

1.59

$

1.84

$

Reverse Split Transactions: Based on 3-Month VWAP

1.064

$

22.4%

18.7%

32.2%

1.30

$

1.26

$

1.41

$

1.064

$

23.0%

14.4%

32.1%

1.31

$

1.22

$

1.41

$

(1) 33-67% percentile (middle-third of all transactions)

Range of Indicated Values

Range of Indicated Values

Relevant Range (1)

Relevant Range (1)

32

Summary of Indicated Values

Business Services M&A Revenue Multiples

Marlton

LTM

Median

Indicated

LTM

Date

Grouping

Multiple

Low

High

Value

Low

High

4,248

$

All Business Services since 2003

8.1x

7.4x

10.4x

1.36

$

1.21

$

1.81

$

4,542

$

All Business Services since 2003

8.1x

7.4x

10.4x

1.47

$

1.32

$

1.95

$

4,248

$

Under $100mm value since 2003

7.4x

6.0x

10.9x

1.22

$

0.94

$

1.90

$

4,542

$

Under $100mm value since 2003

7.4x

6.0x

10.9x

1.32

$

1.03

$

2.04

$

4,248

$

Under $50mm value since 2003

6.3x

5.5x

8.1x

1.00

$

0.84

$

1.36

$

4,542

$

Under $50mm value since 2003

6.3x

5.5x

8.1x

1.09

$

0.92

$

1.47

$

(1) 33-67% percentile (middle-third of all transactions)

Range of Indicated Values

Relevant Range (1)

33

Summary of Indicated Values

Comparable Company Analysis

Enterprise Value to EBITDA

Marlton

Median

Indicated

LTM

Timeframe

Multiple

Low

High

Value

Low

High

All companies

4,248

$

LTM - Ending 9/30/2005

10.0x

7.4x

12.6x

1.73

$

1.22

$

2.23

$

4,542

$

LTM - Ending 12/31/2005

10.0x

7.4x

12.6x

1.86

$

1.32

$

2.40

$

ViadCorp.

4,248

$

LTM - Ending 9/30/2005

7.4x

#N/A

#N/A

1.23

$

#N/A

#N/A

4,542

$

LTM - Ending 12/31/2005

7.4x

#N/A

#N/A

1.33

$

#N/A

#N/A

Relevant Range

Range of Indicated Values

34

Summary of Indicated Values

Comparable Mergers and Acquisitions

Enterprise Value to EBITDA

Marlton

Median

Indicated

LTM

Grouping

Multiple

Low

High

Value

Low

High

All transactions

4,248

$

LTM - Ending 9/30/2005

8.3x

7.5x

10.4x

1.40

$

1.23

$

1.80

$

4,542

$

LTM - Ending 12/31/2005

8.3x

7.5x

10.4x

1.51

$

1.34

$

1.94

$

Under $100 million

4,248

$

LTM - Ending 9/30/2005

7.5x

6.2x

11.0x

1.23

$

0.98

$

1.92

$

4,542

$

LTM - Ending 12/31/2005

7.5x

6.2x

11.0x

1.34

$

1.06

$

2.07

$

Range of Indicated Values

Relevant Range

35

Summary of Indicated Values

Discounted Cash Flow Analysis

Discount

Rate

6.0x

7.0x

8.0x

6.0x

7.0x

8.0x

20.5%

30,174

$

33,708

$

37,241

$

1.09

$

1.26

$

1.43

$

21.2%

29,640

$

33,098

$

36,557

$

1.07

$

1.24

$

1.40

$

22.0%

29,120

$

32,505

$

35,891

$

1.04

$

1.21

$

1.37

$

22.7%

28,613

$

31,928

$

35,242

$

1.02

$

1.18

$

1.34

$

23.5%

28,120

$

31,366

$

34,611

$

1.00

$

1.15

$

1.31

$

Enterprise Value

Per Share Value

Terminal Multiple

Terminal Multiple

36

Summary of Indicated Valuations

$-

$0.50

$1.00

$1.50

$2.00

$2.50

$3.00

Premiums

Paid

Business

Services M&A

Comparable

Company

Comparable

M&A

DCF

Consensus

Valuation Analysis - Overview

Based on our review of the various valuation indicators, we estimate a “fair range” of values for Marlton to be $1.23 to $1.56 per share

The proposed range of $1.15 to $1.30 partially overlaps the bottom end of this range

Offer range

37